FORM C
TORRO VENTURES CF, LLC

EXHIBIT A – Promissory Note



THIS UNSECURED PROMISSORY NOTE MAY BE ACQUIRED FOR INVESTMENT. IT HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "***SEC***") UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "***SECURITIES ACT***"), OR UNDER OR WITH OTHER SIMILAR FEDERAL OR STATE STATUTES OR AGENCIES IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION AS PROVIDED IN APPLICABLE STATUTES. THE COMPANY (DEFINED BELOW) HAS OUTLINED THE TERMS OF THE OFFERING AS SET FORTH IN ITS FORM C AND THE EXHIBITS THERETO (INCLUDING THIS NOTE) (THE "***FORM C***") AND HAS PROVIDED NO OPINION AS TO THE SOUNDNESS OR PRUDENCY OF AN INVESTMENT IN THE COMPANY. NEITHER THE SEC NOR ANY OTHER STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE COMPANY'S FORM C. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SALE, ASSIGNMENT, TRANSFER, EXCHANGE, MORTGAGE, PLEDGE OR OTHER DISPOSITION OF THIS NOTE IS RESTRICTED IN ACCORDANCE WITH THE PROVISIONS HEREOF, AND THE EFFECTIVENESS OF ANY SUCH SALE OR OTHER DISPOSITION MAY BE CONDITIONED UPON, AMONG OTHER THINGS, RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH SALE OR OTHER DISPOSITION CAN BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT, AND OTHER APPLICABLE FEDERAL OR STATE STATUTES. BY ACQUIRING THE NOTE, HOLDER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF THE NOTE WITHOUT REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID STATUTES AND RULES AND REGULATIONS THEREUNDER AND THE TERMS AND PROVISIONS OF THIS NOTE. AN INVESTMENT IN THIS NOTE INVOLVES A SUBSTANTIAL RISK OF LOSS. EACH PROSPECTIVE INVESTOR SHOULD REVIEW THE ENTIRE CONTENTS OF THIS NOTE AND THE FORM C, INCLUDING THE RISKS SET FORTH THEREIN, BEFORE MAKING AN INVESTMENT DECISION.

UNSECURED PROMISSORY NOTE

Principal Amount:	$
Effective Date:	
Maturity Date:	Eighteen (18) months from the Effective Date
Interest Rate:	8%-10% per annum[1]
Maker:	Torro Ventures CF, LLC, a Wyoming limited liability company
Holder:	

This Unsecured Promissory Note (this "***Note***") is made effective as of the date indicated above (the "***Effective Date***"), by Maker for the benefit of the Holder (each individually a "***Party***" and collectively the "***Parties***"). Capitalized terms not defined in this Note shall have the meaning set forth in that certain Form C to which this Note is an exhibit.

RECITALS:

WHEREAS, in connection with Maker's limited, private securities offering under Rule 501 of Regulation CF promulgated under the Securities Act and similar exemptions from registration in laws and codes governing the purchase and sale of securities in any state in which the Company offers the Notes for sale (the "***Offering***"), the terms of which are set forth in greater detail in the Company's Form C, Maker desires to obtain a loan from Holder (the "***Loan***");

[1] Notes with a Principal Amount equal to $200,000 or more will carry interest at a rate of 10% per annum. All other Notes will carry interest at a rate of 8% per annum.

WHEREAS, Holder acknowledges that it has reviewed and understands the terms of this Note and has reviewed in detail the "Risk Factors" set forth in the Company's Form C; and

WHEREAS, Holder is willing to grant the Loan to Maker subject to the terms and conditions of this Note and the Form C and all exhibits thereto (collectively the "***Offering Documents***").

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained in the Offering Documents, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT:

1. PAYMENT PROVISIONS

    1.1. ***Confirmation of Recitals***. Each of the foregoing statements, as well as the terms of the Offering Documents, are incorporated herein and are made a part hereof.

    1.2. ***Term***. The "***Term***" of the Note shall commence upon the date the Company receives the Principal Amount of this Note and shall terminate on the date that is eighteen (18) months from such date (the "***Maturity Date***").

    1.3. ***Principal Amount and Interest Rate***. The initial principal amount of the Note shall be the amount stated above. The unpaid balance of the Principal Amount shall bear interest at the rate indicated above for the duration of the Term.

    1.4. ***Quarterly Interest Payments***.

    (a) *Quarterly Interest Payments*. On or before the fifth day of the first month of each quarter (or portion thereof) of each calendar year until the end of the Term, Maker shall pay Holder the accrued, but unpaid interest due on the Principal Amount until the Maturity Date. For avoidance of doubt, no portion of the Principal Amount shall be required to be repaid until the Maturity Date.

    (b) *Priority of Payments*. Any payments made under this Note, shall be applied first to any outstanding penalties or fees, then to outstanding interest, and finally to outstanding principal balance.

    1.5. ***Payment in Full at End of Term***. If not sooner paid, Maker shall pay the entire outstanding Principal Amount, and all accrued and unpaid interest, penalties, fees, and other sums due under this Note to Holder on or before the Maturity Date.

    1.6. ***Events Of Default***. The following shall be deemed "***Events of Default***":

    (a) *Failure to Perform Monetary Obligations*. If Maker fails to perform any obligation under this Note to pay principal, interest, or other sums due and payable and does not cure that failure within thirty (30) days after its receipt of written notice from Holder; or

    (b) *Failure to Perform Non-Monetary Obligations*. If Maker fails to perform any other obligation under this Note and does not cure such failure within sixty (60) days after its receipt of written notice from Holder.

    1.7. ***Prepayment***. Maker shall have the right to prepay all, or any portion, of the indebtedness owing under the Note at any time without premium, charge or penalty. Prepayment of all or a portion of the



indebtedness owing under this Note shall be applied first to any unpaid interest or related fees and then to the Principal Amount.

1.8. **Convertibility**. The Note is not convertible into any form of equity or profits interests in the Company.

1.9. *Security*. **THE NOTE IS NOT SECURED BY ANY FORM OF COLLATERAL.**

2. SUITABILITY; REPRESENTATIONS; AND WARRANTIES OF HOLDER

2.1. **Suitability of Holder**. Holder hereby affirms that it qualifies as (i) an "*Accredited Investor*" under the Securities Act or (ii) that it has such knowledge and experience in business and financial matters, including the analysis of or participation in offerings of this nature, as to be capable of evaluating the merits and risks of purchasing this Note, or that it is being advised by others such that together they are capable of making such evaluation, as represented by Holder's signature herein. Holder represents and warrants that it can bear the economic risk of the purchase of Note, including the total loss of its investment and complete failure on the part of Maker to repay all or any portion of the Principal Amount, interest, and other amounts due hereunder, regardless of the sufficiency of the terms and rights of Holder under the Security Agreement, which is intended to secure Maker's obligations hereunder.

2.2. **Transfer Restrictions and Assignment of Note**. Holder agrees that it will not sell, assign, or otherwise transfer or dispose of this Note or any portion hereof unless (i) such Note is registered under the Securities Act and any applicable state securities laws or, Holder obtains an opinion of legal counsel that is satisfactory to the Company that this Note may be sold in reliance on an exemption from such registration requirements and (ii) Holder obtains written consent to assign or otherwise transfer the Note from the Company. Holder understands that the Company has no obligation or intention to register any Notes for resale or transfer under the Securities Act or any state securities laws or to take any action (including the filing of reports or the publication of information as required by Rule 144 under the Securities Act) and therefore Holder may be precluded from selling or otherwise transferring or disposing of any Notes or any portion thereof for an indefinite period of time or at any particular time.

2.3. **Acknowledgments, Representations and Warranties**.

(a) Holder acknowledges the Note has not been registered under the Securities Act or the securities laws of any other state and are subject to substantial restrictions on transfer as described herein.

(b) Holder represents and warrants that, in determining to purchase this Note, Holder has relied solely upon the terms set forth herein and in the Form C, and the advice of its own legal counsel and accountants or other financial advisers with respect to the tax and other consequences involved in purchasing the Note and the risks associated therewith and not on any verbal or written communications made by any third party.

(c) Holder represents and warrants that this Note is being purchased for its own account without a view to public distribution or resale and that Holder has no contract, undertaking, agreement or arrangement to sell or otherwise transfer or dispose of this Note or any portion thereof to any other person or entity.

(d) Holder represents and warrants that (i) if an individual, he or she is at least twenty-one (21) years of age; (ii) he or she has adequate means of providing for his or her current needs and personal contingencies; (iii) Holder has no need for liquidity in its investments; (iv) Holder maintains its principal residence or principal place of business at the address provided in the Company's Form C; (v) all investments in and commitments to non-liquid investments are, and after the purchase of Notes will be,



reasonable in relation to Holder's net worth and current needs; and (vi) any financial information that Holder provides herewith or that Holder subsequently submits at the request of the Company, does or will accurately reflect its financial condition in the which Holder does not anticipate any material adverse change.

(e) Holder represents, warrants, and agrees that if it is acquiring the Note in a fiduciary capacity, (i) the above representations, warranties, agreements, acknowledgments and understandings shall be deemed to have been made on behalf of the person or persons for whose benefit the Note is being acquired, (ii) the name of such person or persons is indicated below under the Holder's name and (iii) such further information as the Company deems appropriate shall be furnished regarding such person or persons. Holder represents and warrants that the attached suitability questionnaire is true and complete and agrees that the Company may rely on the truth and accuracy of such information for purposes of assuring the Company and its affiliates that they may rely on the exemptions from the registration requirements of the Securities Act and of any applicable state statutes or regulations. Holder further agrees that the Company and its affiliates may present such information to such parties as it deems appropriate if called upon to verify the information provided or to establish the availability of an exemption from registration under the Securities Act or any state securities statutes or regulations or if the contents are relevant to any issue in any action, suit or proceeding which it is or may be bound.

(f) Holder represents and warrants that it has received a copy of and reviewed the Offering Documents and has had the opportunity to review the Offering Documents with legal counsel, including the detailed discussion therein on risk factors associated with the purchase of this Note, and that it understands the terms and conditions of investment set therein and that the purchase of this Note is a high-risk investment.

(g) Holder represents and warrants that it has not been solicited generally for an opportunity to purchase this Note and that it has a pre-existing relationship with the Company or with the party who introduced Holder to the Company.

3. MISCELLANEOUS PROVISIONS

3.1. **Headings**. The section headings in this Note are for convenience of reference only and have no substantive significance with respect to the subject matter of this Note.

3.2. **Amendment**. This Note may be amended only by a written instrument signed by all Parties.

3.3. **Waiver of Jury Trial**. Maker and Holder hereby waive their individual rights to a trial by jury in the event that a dispute arises between them under this Note.

3.4. **Governing Law**. This Note shall be governed by, and construed in accordance with, the laws of the State of Wyoming without regard to the choice of law rules for that state, except to the extent that any such laws may now or hereafter be preempted by Federal law. The Parties consent to the jurisdiction of any Federal or State court within the State of Wyoming, submit to venue in such state, and also consent to service of process by any means authorized by Federal law or the law of such state.

3.5. **Notices**. If either Maker or Holder is permitted or required to provide the other with notice under this Note, such notice must be in writing, delivered by email to Maker or Holder, and receipt of notice shall be the date that the notice is sent by email, as follows: (a) if to Maker at the address indicated in the Form C; and (ii) if to Holder at the address indicated in its Subscription Agreement; or (c) to such other email address as Maker or Holder shall provide to the other Party in writing.



3.6. **Entire Agreement**. The Offering Documents sets forth the entire agreement between Maker and Holder and fully supersede any prior agreements between Maker and Holder relating to the subject matter of the Offering Documents.

3.7. **Non-Waiver**. Any failure of Maker or Holder to enforce such Party's rights under this Note will not be treated as a waiver of such rights and Maker and Holder will both retain the right to pursue the appropriate remedy for the other Party's failure to comply with any obligation under this Note.

3.8. **Successors and Assigns**. This Note inures to and binds the legal representatives, successors and assigns of Maker and Holder. Neither Party may transfer this Note or sell or assign such Party's rights and obligations under the Note to any other third party, without providing written notice to the non-transferring Party and receiving written consent from the non-transferring Party.

3.9. **Execution in Counterparts**. This Note may be executed in multiple counterparts, each of which shall be deemed an original, all of which together shall constitute one and the same agreement.

(Signatures on the following page)



IN WITNESS WHEREOF, each of the Parties has caused this Note to be executed on the Effective Date.

MAKER:
TORRO VENTURES CF, LLC,
a Wyoming limited liability company

By: _____
Cameron Montgomery, Manager

ACKNOWLEDGEMENT OF HOLDER:

Name: _____

Title: _____

Signature: _____

Date: _____

